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                              April 30, 2024

       Ryan Melsert
       Chief Executive Officer
       American Battery Technology Company
       100 Washington Street, Suite 100
       Reno, Nevada 89503

                                                        Re: American Battery
Technology Company
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Filed September 28,
2023
                                                            File No. 001-41811

       Dear Ryan Melsert:

              We have reviewed your April 18, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11,
       2024 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Item 2. Properties
       Tonopah Flats Lithium Exploration Project, page 18

   1. We understand that you maintain that your mineral property is not material, however we do not concur with your
assessment. Item 1301(c) of Regulation S-K requires all stages of mineral properties,
including exploration stage properties, to be considered when assessing mineral
property materiality.

                                                        Please confirm that you
will revise subsequent annual filings to include all of the required disclosures under Item
1304 of Regulation S-K, including the information requested under comments 1 to 3.

                                                        If you continue to
maintain that your mineral property is not material please provide additional qualitative
and/or quantitative information that supports your assertion.
 Ryan Melsert
American Battery Technology Company
April 30, 2024
Page 2

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                        Sincerely,
FirstName LastNameRyan Melsert
                                                 Division of Corporation
Finance
Comapany NameAmerican Battery Technology Company
                                                 Office of Energy &
Transportation
April 30, 2024 Page 2
cc:       Amy Bowler
FirstName LastName